Exhibit 99.1

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ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for October 2018 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for October 2018 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In October 2018, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 12.40% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes increased by 12.94%, 10.04% and 11.29%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 13.22%. Of which, passenger traffic for domestic, regional and international routes increased by 14.48%, 3.48% and 10.70%, respectively as compared to the same period last year. The passenger load factor was 82.60%, representing an increase of 0.60 percentage point as compared to the same period last year. Of which, the passenger load factor for domestic routes increased by 1.13 percentage points and for regional and international routes decreased by 4.61 percentage points and 0.43 percentage point, respectively, as compared to the same period last year.

In terms of cargo operations, in October 2018, cargo capacity (measured by available tonne kilometers (“ATK”)—Cargo and Mail) increased by 15.11% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”)—Cargo and Mail) increased by 6.70% as compared to the same period last year. The cargo and mail load factor was 50.28%, representing a decrease of 3.96 percentage points as compared to the same period last year.

In October 2018, the Group has newly launched the following major routes: Shenzhen-Changchun-Shenzhen, Changsha-Nanjing-Changsha, Changsha-Lanzhou-Changsha, Wuhan-Lanzhou-Wuhan, Haikou-Changchun-Haikou, Haikou-Taiyuan-Haikou, Hangzhou- Hong Kong-Hangzhou, Hangzhou-Osaka-Hangzhou and Hangzhou-Macau-Hangzhou routes (seven flights per week), Xiamen-Kota Kinabalu-Xiamen and Shenzhen-Yangon-Shenzhen routes (four flights per week), Zhengzhou-Da Nang-Zhengzhou and Nanning-Bangkok-Nanning routes (three flights per week) and Shenzhen-Dubai-Shenzhen route (two flights per week) since 28 October 2018, Beijing-Kota Kinabalu-Beijing and Beijing-Haikou-Beijing routes (seven flights per week), Changsha-Ho Chi Minh City-Changsha route (four flights per week) since 29 October 2018 and Wuhan-Dubai-Wuhan and Fuzhou-Kota Kinabalu-Fuzhou routes (three flights per week) since 30 October 2018.

In October 2018, the Group had introduced seven aircraft, including one B737-800 aircraft, one B737-8 aircraft, three A320NEO aircraft, one A321NEO aircraft and one A330-300 aircraft and had terminated the lease of one B737-800 aircraft. As of the end of October 2018, the Group operated a fleet of 817 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	3	2	0	5
Airbus 330 Series	9	30	10	49
Airbus 320 Series	92	83	114	289
Boeing 787 Series	2	23	3	28
Boeing 777 Series	8	14	0	22
Boeing 757 Series	4	0	0	4
Boeing 737 Series	146	85	161	392
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	20	26

Total	272	237	308	817

KEY OPERATION DATA OF OCTOBER 2018
Capacity	October 2018			Cumulative 2018
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	15,796.50	6.53	14.48	149,477.43	12.31
Regional	271.68	0.48	3.48	2,742.47	13.07
International	6,575.61	5.38	10.70	63,709.67	14.21

Total	22,643.79	6.12	13.22	215,929.57	12.87

RTK (in million)
Domestic	1,534.58	3.89	12.84	14,514.02	10.78
Regional	26.47	1.35	3.75	260.44	12.08
International	1,077.46	1.07	10.22	10,360.28	12.34

Total	2,638.52	2.69	11.66	25,134.73	11.43

RTK - Cargo and Mail (in million)
Domestic	135.47	-13.32	-2.80	1,375.28	-1.21
Regional	2.41	17.34	5.74	20.05	1.04
International	495.26	-3.59	9.63	4,782.58	10.36

Total	633.13	-5.79	6.70	6,177.91	7.52

Passengers carried (in thousand)
Domestic	10,660.11	7.62	12.26	99,983.22	10.80
Regional	206.98	3.12	-0.26	2,094.41	8.53
International	1,491.08	6.50	12.46	14,864.14	16.82

Total	12,358.17	7.40	12.05	116,941.77	11.49
Cargo and mail carried (in thousand tonnes)
Domestic	85.16	-11.90	-3.42	859.86	-0.17
Regional	2.06	13.50	2.62	17.56	-1.09
International	57.43	-2.34	10.39	545.63	11.02

Total	144.65	-8.03	1.72	1,423.05	3.83

Capacity	October 2018			Cumulative 2018
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	18,849.09	5.15	12.94	179,522.05	11.36
Regional	373.21	0.77	10.04	3,653.14	14.42
International	8,192.28	6.41	11.29	77,730.84	13.90

Total	27,414.57	5.46	12.40	260,906.03	12.15

ATK (in million)
Domestic	2,154.95	6.63	14.12	20,370.72	10.75
Regional	43.39	0.97	10.31	419.39	12.92
International	1,528.13	3.94	12.25	14,584.08	12.52

Total	3,726.47	5.44	13.30	35,374.19	11.50

ATK - Cargo and Mail (in million)
Domestic	458.53	12.50	18.73	4,213.73	8.50
Regional	9.80	1.68	11.23	90.61	7.80
International	790.83	1.74	13.16	7,588.30	11.28

Total	1,259.16	5.41	15.11	11,892.65	10.25

Load Factor	October 2018			Cumulative 2018
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	83.81	1.09	1.13	83.26	0.70
Regional	72.80	-0.21	-4.61	75.07	-0.89
International	80.27	-0.78	-0.43	81.96	0.22

Total	82.60	0.51	0.60	82.76	0.53

Cargo and Mail Load Factor
Domestic	29.54	-8.81	-6.54	32.64	-3.21
Regional	24.57	3.28	-1.28	22.13	-1.48
International	62.62	-3.46	-2.01	63.03	-0.53

Total	50.28	-5.98	-3.96	51.95	-1.32

Overall Load Factor (RTK/ATK)
Domestic	71.21	-1.89	-0.81	71.25	0.02
Regional	61.01	0.23	-3.86	62.10	-0.47
International	70.51	-2.00	-1.30	71.04	-0.11

Total	70.80	-1.90	-1.04	71.05	-0.04

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK—Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

14 November 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.